Nasdaq Regulation



Eun Ah Choi
Senior Vice President
Global Head of Regulatory Operations

December 10, 2025

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on December 10, 2025, The Nasdaq Stock Market (the "Exchange") received from MercadoLibre, Inc. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:


4.900% Notes due 2033


We further certify that the securities described above have been approved by the Exchange for listing and registration.

We understand that the Registrant is seeking effectiveness under the Form 8-A 12(b), and we hereby join in such request.

Sincerely,

Eun Ah Choi